 Exhibit (a)(1)(E)

THERAGENICS CORPORATION®
OFFER TO PURCHASE FOR CASH SHARES OF ITS COMMON STOCK
FOR AN AGGREGATE PURCHASE PRICE OF $10 MILLION
AT A PURCHASE PRICE NOT LESS THAN $2.00 PER SHARE
NOR GREATER THAN $2.40 PER SHARE
IN A MODIFIED DUTCH AUCTION

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK TIME, ON JULY 11, 2012, UNLESS THE OFFER IS EXTENDED

June 12, 2012

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated June 12, 2012, and the related Letter of Transmittal in connection with the offer by Theragenics Corporation, a Delaware corporation (“Theragenics”), to purchase for cash shares of its common stock, par value $0.01 per share, having an aggregate purchase price of $10 million, at a price not less than $2.00 nor greater than $2.40 per share, to the seller in cash, without interest (the “Offer”), as specified by stockholders tendering their shares, or such lesser amount of shares as are properly tendered.

Given the prices specified by tendering stockholders and the number of shares tendered and not properly withdrawn, Theragenics will select the lowest purchase price per share specified by tendering stockholders (the “Selected Price”) that will enable Theragenics to purchase shares of its common stock having an aggregate purchase price of $10 million or, if shares with an aggregate purchase price of less than $10 million are tendered at or below the maximum price of $2.40 per share, all shares that are properly tendered and not properly withdrawn. All shares acquired in the Offer will be purchased at the Selected Price.

Theragenics’ Offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated June 12, 2012, and in the related Letter of Transmittal which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the Offer.

Only shares properly tendered at prices equal to or below the Selected Price and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the Selected Price may not be purchased if shares of common stock having an aggregate purchase price of more than $10 million (as measured at the Selected Price) are properly tendered. All shares tendered and not purchased, including shares tendered at prices above the Selected Price and shares not purchased because of the “odd lot” priority, proration or the conditional tender procedures, will be returned at Theragenics’ expense promptly following the expiration date. Theragenics will not purchase fractional shares, and the total number of shares Theragenics purchases will be rounded down to the largest number of whole shares that can be purchased for $10 million.

Theragenics reserves the right, in its sole discretion, to purchase shares of common stock having an aggregate purchase price of more than $10 million pursuant to the Offer, subject to applicable law.

If the number of shares tendered at or below the Selected Price have an aggregate value in excess of $10 million, as measured at such Selected Price, Theragenics will purchase shares at the Selected Price on a pro rata basis (subject to the “odd lot” priority as described in Section 1 of the Offer to Purchase and the considerations for conditional tenders as described in Section 6 of the Offer to Purchase) from all stockholders who properly tendered shares at or below the Selected Price, with appropriate adjustments to avoid purchases of fractional shares.

A tender of your shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender your shares held by us for your account.

Accordingly, please use the attached “Instruction Form” to instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the Offer.

WE CALL YOUR ATTENTION TO THE FOLLOWING:

1.    You may tender shares at prices not in excess of $2.40 nor less than $2.00 per share as indicated in the attached Instruction Form, in cash, without interest.

2.    You should consult with your broker and financial and/or tax advisor regarding the possibility of designating the priority in which your shares will be purchased in the event of proration.

3.    The Offer is not conditioned upon any minimum number of shares being tendered or the receipt of financing. The Offer is, however, subject to various other conditions described in the Offer to Purchase.

4.    The Offer and withdrawal rights will expire at 5:00 p.m., New York time, on July 11, 2012, unless Theragenics extends the Offer.

5.    The Offer is for shares of common stock having an aggregate purchase price of up to $10 million, or such lesser number of shares as are properly tendered and not withdrawn. At the minimum price of $2.00 per share in the Offer, Theragenics will purchase a maximum of 5,000,000 shares, or approximately 14% of its outstanding common stock as of June 11, 2012, the last trading day prior to the Offer, in the Offer. At the maximum price of $2.40 per share in the Offer, Theragenics will purchase a maximum of 4,166,666 shares, or approximately 12% of its outstanding common stock as of June 11, 2012, in the Offer. Based on the foregoing, if the Offer is fully subscribed, Theragenics will have between 29,729,901 and 30,563,235 shares outstanding following the consummation of the Offer.

6.    Tendering stockholders who are registered stockholders and who tender their shares directly to Computershare, as the depositary, will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the Offer to Purchase and the Letter of Transmittal, stock transfer taxes on Theragenics’ purchase of shares under the Offer.

7.    If you wish to tender portions of your shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each portion of your shares. We must submit separate letters of transmittal on your behalf for each price you will accept.

8.    The board of directors of Theragenics has approved the Offer. However, none of Theragenics’ management, its board of directors and executive officers, the information agent, the depositary or the dealer manager is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to what price or prices you should choose to tender your shares. Theragenics is not making a recommendation as to whether you should tender shares in the Offer because it believes that you should make your own decision based on your views as to the value of Theragenics’ shares, its prospects and anticipated capitalization following the Offer, as well as your liquidity needs, investment objectives and other individual considerations. Theragenics’ directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders. Theragenics’ directors and executive officers have advised Theragenics’ that they do not intend to tender shares in the Offer.

9.    If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. If you authorize us to tender your shares, we will tender all such shares unless you specify otherwise on the attached Instruction Form.

10.     If you wish to condition your tender upon the purchase of all shares tendered or upon our purchase of a specified minimum number of the shares which you tender, you may elect to do so and thereby avoid possible proration of your tender. Theragenics’ purchase of shares from all tenders that are so conditioned will be determined by random lot. To elect such a condition, complete the box entitled “Conditional Tender” in the attached Instruction Form.

11.          If you are a holder of vested but unexercised options to purchase shares of Theragenics’ common stock (“Options”), you may exercise such options in accordance with the terms of the applicable stock option plan (which exercise cannot be revoked) and tender the shares received upon exercise in the Offer. Holders of Options must exercise their Options no later than 5:00 p.m., New York time, on the date that is five (5) business days prior to the expiration date in order to have sufficient time for the exercise to settle and for you to tender the shares received upon exercise of Options in the Offer.

Please forward your Instruction Form to us as soon as possible to allow us ample time to tender your shares on your behalf prior to the expiration of the Offer.

The Offer is being made solely under the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of that jurisdiction.

INSTRUCTION FORM
INSTRUCTIONS FOR TENDER OF SHARES OF THERAGENICS CORPORATION

By signing this Instruction Form you acknowledge receipt of our letter and the enclosed Offer to Purchase, dated June 12, 2012, and the related Letter of Transmittal in connection with the Offer by Theragenics Corporation, a Delaware corporation (“Theragenics”), to purchase shares of its common stock, $0.01 par value per share. Theragenics is offering to purchase shares of common stock having an aggregate purchase price of $10 million at a price not less than $2.00 nor greater than $2.40 per share, to the seller in cash, without interest (the “Offer”), as specified by stockholders tendering their shares, or such lesser amount of shares as are properly tendered. Theragenics’ Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, as they may be amended or supplemented from time to time, together constitute the Offer.

This will instruct us to tender to Theragenics, on your behalf, the number of shares indicated below (or if no number is indicated below, all shares) which are beneficially owned by you but registered in our name, upon the terms and subject to the conditions of the Offer.

Number of shares to be tendered: _____________ shares. (Unless otherwise indicated, it will be assumed that all shares held by us for your account are to be tendered.)

PRICE AT WHICH YOU ARE TENDERING
(See Instruction 5 to the Letter of Transmittal)

You must check one box and only one box if you want to tender your shares. If more than one box is checked or if no box is checked, your shares will not be properly tendered.

SHARES TENDERED AT A PRICE DETERMINED BY YOU:

By checking one of the following boxes below INSTEAD OF THE BOX UNDER “SHARES TENDERED AT A PRICE DETERMINED PURSUANT TO OUR OFFER,” you are tendering shares at the price checked. This action would result in none of your shares being purchased if the Selected Price is less than the price checked below. If you want to tender portions of your shares at more than one price, you must complete a separate Instruction Form for each price at which you tender shares. The same shares cannot be tendered at more than one price.

PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED

 ☐  $2.00                            ☐  $2.10                            ☐ $2.20                            ☐ $2.30                            ☐ $2.40

OR

SHARES TENDERED AT A PRICE DETERMINED PURSUANT TO OUR OFFER:

☐
By checking THIS ONE BOX INSTEAD OF ONE OF THE PRICE BOXES ABOVE, you are tendering shares and are willing to accept the Selected Price in accordance with the terms of the Offer. This action will maximize the chance of having Theragenics purchase your shares (subject to the possibility of proration). Note that this could result in your receiving a price per share as low as $2.00.

ODD LOTS

As described in Section 1 of the Offer to Purchase, under certain conditions, stockholders holding fewer than 100 shares may have all of their shares accepted for payment before any proration of other tendered shares. This preference is not available to partial tenders, or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts representing fewer than 100 shares. Accordingly, this section is to be completed only if shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of fewer than 100 shares. The undersigned either (check one box):

☐	is the beneficial or record owner of fewer than 100 shares in the aggregate, all of which are being tendered; or

☐
is a broker, dealer, commercial bank, trust company, or other nominee that (a) is tendering for the beneficial owner(s) shares with respect to which it is the nominee, and (b) believes, based upon representations made to it by the beneficial owner(s), that each such person is the beneficial owner of an aggregate of fewer than 100 shares and is tendering all of such shares.

In addition, the undersigned is tendering shares either (check one box):

☐	at the Selected Price; or

☐	at the price per share indicated above in the section captioned “Price per Share at which Shares Are Being Tendered.”

CONDITIONAL TENDER
(See Instruction 13 to the Letter of Transmittal)

You may condition your tender of shares on Theragenics purchasing a specified minimum number of your tendered shares, all as described in Section 6 of the Offer to Purchase. Unless the minimum number of shares you indicate below is purchased by Theragenics in its Offer, none of the shares you tender will be purchased. It is your responsibility to calculate that minimum number of shares that must be purchased if any are purchased, and you are urged to consult your own tax advisor before completing this section. Unless the following box has been checked and a minimum number of shares specified, your tender will be deemed unconditional.

☐	The minimum number of shares that must be purchased, if any are purchased, is: __________ shares.

If, because of proration, the minimum number of shares that you designated above will not be purchased, Theragenics may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, you must have tendered all your shares and checked the following box:

☐	The tendered shares represent all shares held by me.

The method of delivery of this document is at the option and risk of the tendering stockholder. If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to assure delivery.

SIGN HERE:

Signature(s):
Name(s) of Registered Owner(s):
Date:
Certificate Number(s):
Address:
Daytime Area Code and Telephone Number:
Taxpayer Identification or Social Security Number:

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